FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 05, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 05 April 2013

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		11,044,294
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		5,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		891
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		16,043,403
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		1,432,618
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,432,618
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1997 Sharesave Scheme
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		6,817,920
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,817,920
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		6,928,856
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		10,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		658,101
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		16,270,755
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		5,342,057
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,342,057
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Medium-term Performance Plan
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		1,222,346
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,222,346
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Ownership Plan
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		3,436,774
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,436,774
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Option 2000 Scheme
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		1,369,440
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,369,440
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		National Westminster Bank Group 1994 Executive Share Option Scheme
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		282,699
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		282,699
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The 1999 NatWest Group Sharesave Scheme
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		640,397
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		640,397
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 1998 SAYE Scheme
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		74,383
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		74,383
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 2001 SAYE Scheme
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		64,476
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		64,476
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 1998 Share Option Scheme
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		73,565
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		73,565
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 2002 Approved Share Option Scheme
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		69,265
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		69,265
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Deferral Plan
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		39,593,827
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		15,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		34,819,344
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		19,774,483
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		4,887,527
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		20,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,525,175
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		22,362,352
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	01 October 2012	To:	31 March 2013
Balance of unallotted securities under scheme(s) from previous return:		800,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		800,000
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 April 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary